Commencement of Tender and Exchange Offers

for

Petrobras Argentina S.A. Shares and American Depositary Shares

by

Pampa Energía S.A.

Buenos Aires, October 7, 2016. Pampa Energía S.A. (“Pampa Energía”) today announced the commencement of its concurrent offers:

•         internationally, (i) to exchange outstanding American Depositary Shares (the “PESA ADSs”) (CUSIP: 71646J109) representing Class B shares (the “PESA Shares”) (ISIN: ARHOLD010025) of Petrobras Argentina S.A. (“Petrobras Argentina”) into American Depositary Shares (the “Pampa ADSs”) representing common shares (the “Pampa Shares”) of Pampa Energía (the “International PESA ADS Exchange Offer”), (ii) to exchange outstanding PESA Shares held by U.S. persons into Pampa Shares (the “International PESA Share Exchange Offer”) and (iii) to purchase outstanding PESA Shares held by U.S. persons for Argentine pesos (the “International Cash Tender Offer” and, together with the International PESA ADS Exchange Offer and the International Share Exchange Offer, the “International Offers”); and

•         in Argentina, (i) to exchange outstanding PESA Shares into Pampa Shares (the “Argentine Exchange Offer”) and (ii) to purchase PESA Shares for Argentine pesos (the “Argentine Cash Tender Offer” and, together with the Argentine Exchange Offer, the “Argentine Offers”).

In the International PESA ADS Exchange Offer, Pampa Energía is offering to exchange 0.2101 Pampa ADSs per PESA ADS. In the International PESA Share Exchange Offer and the Argentine Exchange Offer, Pampa Energía is offering to exchange 0.5253 Pampa Shares per PESA Share. In the International Cash Tender Offer and the Argentine Cash Tender Offer, Pampa Energía is offering to purchase outstanding PESA Shares at a price of 10.3735 Argentine pesos per PESA Share.

THE INTERNATIONAL OFFERS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 14, 2016, UNLESS EXTENDED. THE ARGENTINE OFFERS WILL EXPIRE AT 3:00 P.M., BUENOS AIRES TIME, ON NOVEMBER 14, 2016, UNLESS EXTENDED.

Pampa will issue a maximum of 320,000,000 Pampa Shares (including Pampa Shares underlying Pampa ADSs) (the “Maximum Aggregate Pampa Security Issuance”) to holders of PESA Shares and PESA ADSs who validly tender and do not validly withdraw prior to the expiration of the International Offers and the Argentine Offers, as applicable. If, pursuant to the International Exchange Offers and the Argentine Exchange Offer, holders of PESA Shares and PESA ADSs tender for exchange an aggregate amount of PESA Shares and PESA ADSs that, based on the exchange ratio (without taking any applicable withholding taxes into account), would result in the delivery to holders of PESA Shares and PESA ADSs of more than the Maximum Aggregate Pampa Security Issuance, Pampa Energía will carry out a proration among holders of PESA Shares and PESA ADSs that participate in the International Exchange Offers and the Argentine Exchange Offer in accordance with the proration procedures described in the International Prospectus and the Argentine Prospectus (each as defined below).

Pursuant to Argentine law, Pampa is required to withhold 13.5% of the offer consideration payable or deliverable, as the case may be, to any tendering holder of PESA Shares or PESA ADSs not domiciled in Argentina for Argentine tax purposes in respect of Argentine income tax on the capital gains derived from the disposition of the PESA Shares or PESA ADSs. If the tendering holder provides a valid Tax Cost Certificate (as defined in the International Prospectus), Pampa is required to withhold 15% of the net gain, if any, of such tendering holder.

The Boards of Directors of Pampa Energía and Petrobras Argentina have instructed their respective management teams to initiate the necessary procedures for the merger of Pampa Energía and Petrobras Argentina, with Pampa Energía as the surviving company (the “Potential Merger”). Although the Potential Merger has not yet been authorized by the Boards of Directors of Pampa Energía and Petrobras Argentina, Pampa Energía aims to be able to consummate the Potential Merger as soon as possible. If the Potential Merger qualifies as a tax-free reorganization in accordance with applicable Argentine law, Pampa Energía will not be obligated to withhold any taxes from the gains applicable to the Pampa Shares and Pampa ADSs that will be issued to holders of PESA Shares and PESA ADSs in connection with the Potential Merger.

The International Offers are being made pursuant to a prospectus (the “International Prospectus”) contained in a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2016 and are open to all holders of PESA ADSs and U.S. holders of PESA Shares. Non-U.S. persons will not be permitted to tender their PESA Shares in the International Offers. PESA ADSs (whether or not held by U.S. persons) may only be tendered in the International PESA ADS Exchange Offer. All amounts payable to holders of PESA Shares pursuant to the International Cash Tender Offer or the Argentine Cash Tender Offer will be paid in Argentine Pesos. The Argentine Offers are being made pursuant to a prospectus (the “Argentine Prospectus”) dated October 6, 2016 filed with the Argentine Securities Commission (Comisión Nacional de Valores) and is open to all holders of PESA shares.

The International Offers and the Argentine Offers are subject to regulatory and other conditions set forth in, in the case of the International Offers, the International Prospectus and, in the case of the Argentine Offers, the Argentine Prospectus.

Important Additional Information for the International Offers

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. The solicitation of the offers to purchase or exchange Petrobras Argentina securities in the United States will only be made (i) in the case of the International Offers, the International Prospectus and the related international offer acceptance materials that are being filed with the SEC and mailed to holders of Petrobras Argentina securities eligible to participate in the International Offers and (ii) in the case of the Argentine Offers, the Argentine Prospectus. Additional copies of the materials for the International Offers may be obtained for free at the SEC’s website at www.sec.gov or from Georgeson LLC, the information agent for the International Offers (contact information below). Holders of Petrobras Argentina securities are urged to carefully read the International Prospectus or the Argentine Prospectus, as applicable, and any other related documents that are or will be filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

The authorization to consummate the Argentine Offers has been granted through approval of the Board of Directors of the CNV dated September 22, 2016 (approving the consummation of the Offers) and by Resolution N° 18,243 of September 28, 2016 (approving the public offer of new Pampa Shares). These authorizations only signify that the established requirements have been complied with regards to information. The CNV has not approved the content of the Argentine Prospectus.

Contact Information

Questions on the Argentine Offers and requests for assistance may be directed to SBS Trading S.A., the agent for the Argentine Offers:

SBS TRADING S.A.
Av. Eduardo Madero 900 Piso 11°
City of Buenos Aires, Argentina (C1106ACV)
Telephone: +54-11-4894-1800
E-mail: sbs.trading.desk@gruposbs.com

Questions on the International Offers and requests for assistance may be directed to Georgeson LLC, the information agent in connection with the International Offers:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, New York 10104
Telephone: 888-293-6812 (U.S. toll-free) / +1-781-575-2137 (international)
E-mail: PetrobrasArgentina@georgeson.com